SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 5)*

Baxano Surgical, Inc. (f/k/a TranS1, Inc.)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

071773105
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 14 Pages
Exhibit Index on Page 12

CUSIP NO. 89385X 105	13 G	Page 2 of 14 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Ventures VI, L.P. (“DV VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,236,272 shares, except that Delphi Management Partners VI, L.L.C. (“DMP VI”), the general partner of DV VI, may be deemed to have sole power to vote these shares, and James J. Bochnowski (“Bochnowski”), David L. Douglass (“Douglass”), Douglas A. Roeder (“Roeder”), and Deepika R. Pakianathan, Ph.D. (“Pakianathan”), the managing members of DMP VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER
2,236,272 shares, except that DMP VI, the general partner of DV VI, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Roeder and Pakianathan, the managing members of DMP VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,236,272
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.0%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 89385X 105	13 G	Page 3 of 14 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi BioInvestments VI, L.P. (“DBI VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
22,362 shares, except that DMP VI, the general partner of DBI VI, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Roeder and Pakianathan, the managing members of DMP VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER
22,362 shares, except that DMP VI, the general partner of DBI VI, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Roeder and Pakianathan, the managing members of DMP VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	22,362
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 89385X 105	13 G	Page 4 of 14 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Management Partners VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,258,634 shares, of which 2,236,272 are directly owned by DV VI and 22,362 are directly owned by DBI VI. DMP VI, the general partner of DV VI and DBI VI, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Roeder and Pakianathan, the managing members of DMP VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER
2,258,634 shares, of which 2,236,272 are directly owned by DV VI and 22,362 are directly owned by DBI VI. DMP VI, the general partner of DV VI and DBI VI, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Roeder and Pakianathan, the managing members of DMP VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,258,634
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.0%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. 89385X 105	13 G	Page 5 of 14 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Ventures VIII, L.P. (“DV VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,410,523 shares, except that Delphi Management Partners VIII, L.L.C. (“DMP VIII”), the general partner of DV VIII, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Roeder, and Pakianathan, the managing members of DMP VIII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER
2,410,523 shares, except that DMP VIII, the general partner of DV VIII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Roeder and Pakianathan, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,410,523
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.3%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 89385X 105	13 G	Page 6 of 14 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi BioInvestments VIII, L.P. (“DBI VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
23,538 shares, except that DMP VIII, the general partner of DBI VIII, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Roeder and Pakianathan, the managing members of DMP VIII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER
23,538 shares, except that DMP VIII, the general partner of DBI VIII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Roeder and Pakianathan, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	23,538
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 89385X 105	13 G	Page 7 of 14 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Management Partners VIII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,434,061 shares, of which 2,410,523 are directly owned by DV VIII and 23,538 are directly owned by DBI VIII. DMP VIII, the general partner of DV VIII and DBI VIII, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Roeder and Pakianathan, the managing members of DMP VIII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER
2,434,061 shares, of which 2,410,523 are directly owned by DV VIII and 23,538 directly owned by DBI VIII. DMP VI, the general partner of DV VIII and DBI VIII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Roeder and Pakianathan, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,434,061
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.3%
12	TYPE OF REPORTING PERSON	OO

Page 8 of 14 Pages

This Amendment No. 5 to Schedule 13G amends and restates in its entirety the Schedule 13G previously filed by the Reporting Persons (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).	NAME OF ISSUER: Baxano Surgical, Inc. (f/k/a TranS1, Inc.)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 110 Horizon Drive, Suite 230 Raleigh, NC 27615

ITEM 2(A).	NAME OF PERSONS FILING:

This Schedule 13G is filed by Delphi Ventures VI, L.P., a Delaware limited partnership (“DV VI”), Delphi BioInvestments VI, L.P., a Delaware limited partnership (“DBI VI”), Delphi Management Partners VI, L.L.C., a Delaware limited liability company (“DMP VI”) and the general partner of DV VI and DBI VI, Delphi Ventures VIII, L.P., a Delaware limited partnership (“DV VIII”), Delphi BioInvestments VIII, L.P., a Delaware limited partnership (“DBI VIII”), Delphi Management Partners VIII, L.L.C., a Delaware limited liability company (“DMP VIII”) and the general partner of DV VIII and DBI VIII, and James J. Bochnowski (“Bochnowski”), David L. Douglass (“Douglass”), Douglas A. Roeder (“Roeder”) and Deepika R. Pakianathan, Ph.D. (“Pakianathan”). The foregoing entities are collectively referred to as the “Reporting Persons.”

DMP VI is the general partner of DV VI and DBI VI and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DV VI and DBI VI. DMP VIII is the general partner of DV VIII and DBI VIII and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DV VIII and DBI VIII.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the principal business office for each of the Reporting Persons is:

Delphi Ventures
3000 Sand Hill Road, #1-135
Menlo Park, CA 94025

ITEM 2(C)	CITIZENSHIP: DV VI, DBI VI, DV VIII and DBI VIII are Delaware limited partnerships. DMP VI and DMP VIII are Delaware limited liability companies.

ITEM 2(D) AND ITEM 2(E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER:

Common Stock

CUSIP # 071773105

ITEM 3.	Not Applicable.

Page 9 of 14 Pages

ITEM 4.	OWNERSHIP: Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Under certain circumstances set forth in the limited partnership agreements of each of DV VI, DBI VI, DV VIII and DBI VIII and the limited liability company agreements of each of DMP VI and DMP VIII, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a general partner, limited partner, or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not applicable.

Page 10 of 14 Pages

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not applicable.

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 126946102	13 G	Page 11 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2014

Entities:

DELPHI MANAGEMENT PARTNERS VI, L.L.C.

DELPHI VENTURES VI, L.P.
DELPHI BIOINVESTMENTS VI, L.P.

DELPHI MANAGEMENT PARTNERS VIII, L.L.C.

DELPHI VENTURES VIII, L.P.
DELPHI BIOINVESTMENTS VIII, L.P.

By:	/s/ Matthew T. Potter
Matthew T. Potter, Attorney-in-fact
for above-listed entities

Page 12 of 14 Pages

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	13

Exhibit B: Power of Attorney	14

Page 13 of 14 Pages

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Baxano Surgical, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP NO. 126946102	13 G	Page 14 of 14 Pages

exhibit B

Power of Attorney

Matthew T. Potter has signed this Schedule 13G as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.